Exhibit 99.1

ASX RELEASE | January 10, 2019 | ASX:PLL; NASDAQ:PLL

PIEDMONT LITHIUM SUBMITS PERMIT APPLICATIONS

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce that it has submitted a Section 404 Standard Individual Permit application to the US Army Corps of Engineers (USACE) for the Company’s Piedmont Lithium Project located in the historic Carolina Tin-Spodumene Belt in North Carolina, USA.  The USACE is the lead agency that will review the Company’s permit applications at the federal level.

The Company also concurrently submitted an application for a Section 401 Individual Water Quality Certification to the North Carolina Division of Water Resources (NCDWR).  The Section 404 and 401 permits are typical requirements for the type of operation proposed by Piedmont Lithium.  HDR Engineering’s Charlotte Office acted as lead consultant in the preparation of both applications.

These important applications were completed and submitted in accordance with the Company’s previously announced estimated permitting timeline (refer to updated Scoping Study announced September 13, 2018), allowing Piedmont to maintain its overall project development schedule.

Previously Announced Permitting Timeline for Piedmont Lithium’s Mine / Concentrator
	2018												2019
Task	J	F	M	A	M	J	J	A	S	O	N	D	J	F	M	A	M	J	J	A	S	O	N	D
Critical Issues Analysis
Stream and Wetland Delineation
Threatened and Endangered Species Survey
Baseline Surface Water Sampling
Groundwater Sampling and Analysis
404/401 Permit Application Preparation
404/401 Permit Review and Approval Process
Mining Permit Application Preparation
Mining Permit Review and Approval

Piedmont expects to submit the balance of permit applications required to commence mining operations to various state and local agencies within the first half of 2019.

Keith D. Phillips, President and Chief Executive Officer, commented: “This application is one more step towards the realization of our goal of producing battery-grade lithium hydroxide in North Carolina.  An immense amount of preparatory work was completed by our team and our consulting advisors, and we look forward to a continued constructive engagement with the appropriate regulatory bodies.”

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

About Piedmont Lithium

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location to be developing and integrated lithium business based on its favourable geology, proven metallurgy and easy access to infrastructure, power, R&D centres for lithium and battery storage, major high-tech population centres and downstream lithium processing facilities.

Forward Looking Statements

This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.